Exhibit (a)(1)(O)


                                                                January 21, 2005

Attention: Holders of LaSalle Re Holdings Limited Series A Preferred Shares

           TENDER PRICE INCREASED FROM $1.00 TO $1.17 CASH PER SHARE.
   OFFER IS AMENDED AND NOW COVERS ALL OUTSTANDING SERIES A PREFERRED SHARES.


         On December 23, 2004, LaSalle Cover Company, LLC ("LCC") commenced a tender offer (the "Offer") to holders of the Series A Preferred Shares (the "Preferred Shares") of LaSalle Re Holdings Limited (the "Company") to buy up to 1,500,000 Preferred Shares (or 50% of the outstanding Preferred Shares) at a price of $1.00 per Preferred Share.

         LCC is increasing the Offer Price from $1.00 to $1.17 per Preferred Share (the "Offer Price") and is amending the offer to cover all outstanding Preferred Shares

         The increased Offer Price represents the following premiums:

o a 368% premium over the closing price on December 22, 2004 (the last trading day prior to the commencement of the Tender Offer)

o a 800% premium over the average daily closing prices for the fourth quarter of 2004, through December 22, 2004

o a 736% premium over the average daily closing prices for the 2004 calendar year through December 22, 2004

         Acceptance of the Offer will provide you with a price for your Preferred Shares that is substantially above the published prices since the Preferred Shares were delisted from trading on the New York Stock Exchange on March 25, 2003 and since the Company's Chapter 11 bankruptcy filing on August 23, 2003 and through December 22, 2004. (The Chapter 11 bankruptcy case was dismissed by order of the United States Bankruptcy Court for the District of Delaware on November 2, 2004, although a petition to wind up the Company which was filed in the Supreme Court of Bermuda is still pending.)

         You will not have to pay a trading commission to tender your Shares. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker may charge you an administrative fee for doing so. You should consult your broker or nominee to determine whether any administrative fees will apply.

Background

         Although the Preferred Shares have a quarterly dividend right, on November 29, 2002, the Company suspended indefinitely the 8.75% quarterly dividend on the Preferred Shares.

         On August 23, 2003, the Company commenced proceedings in the Supreme Court of Bermuda known under Bermuda law as a "winding up" petition, and the Supreme Court of Bermuda appointed John M. Wardrop, of KPMG LLP in the United Kingdom, and Michael W. Morrison, of KPMG in Bermuda, as Joint Provisional Liquidators ("JPLs") of the Company. Pursuant to the order of the Supreme Court of Bermuda dated August 22, 2003, the JPLs were given certain powers to preserve the Company's assets although the Board of Directors remained in control of the business and assets of the Company. On November 19, 2004, the August 22 Order was amended to terminate the powers of the Board of Directors and the JPLs assumed full control of the Company pending determination of the winding up petition. LCC has been advised by Bermuda counsel that a further order is required for the winding up of the Company, and that although the hearing of the winding up petition has been adjourned to March 18, 2005, it is likely that the hearing will be further adjourned and that the entry date of the winding up order might be further deferred into the future.

         The Company has stated, most recently in its quarterly filing with the SEC on Form 10-Q for the quarter ended June 30, 2003, which was filed at the time of its bankruptcy filing, that "it is unlikely that any of the holders of the Preferred Shares will receive any return on their investment in the near term, if at all."

         By making the Offer, LCC is speculating on the uncertainty of receiving a liquidating distribution in the future that may be above the Offer Price in an amount that will compensate LCC for the stated financial risk that it is assuming from you. By tendering your Shares you will receive an immediate and certain payment of $1.17 per validly tendered Share and you will eliminate the risk of not receiving any, or a lesser, return on your Shares; but you will forego the possibility of receiving a liquidating distribution in the future, if any is paid, that may be above the Offer Price.

On January 19, 2005, the JPLs stated that although they have no information to cause them to disagree with that statement made by the Company, they have not conducted an analysis to determine if that statement remains accurate.

         The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which it is required to file periodical reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. However, and according to the Company's Current Reports on Form 8-K filed with the SEC on October 16, 2003 and subsequently, while the Company remained under the supervision of the Bankruptcy Court, in lieu of filing Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company intended to file Current Reports on Form 8-K containing monthly operating reports as filed with, and in the format prescribed by, the Bankruptcy Court instead of its required filings under the Exchange Act. As of January 21, 2005, the Company had not filed any Current Report on Form 8-K with the SEC since December 6, 2004.

         The information that the Company has filed with the SEC may be inspected and copied at the SEC's Public Reference Facility at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, DC 20549, copies may be obtained by mail at prescribed rates from the principal office of the SEC at 450 Fifth Street NW, Washington, DC 20549 and you are urged to do so. The SEC also maintains a website at http://www.sec.gov that contains reports and other information relating to the Company that have been filed electronically via the EDGAR system.

         Information about the Company's Chapter 11 case is on file at the Bankruptcy Court. The Company's Chapter 11 case bears Case No. 03-12637, but much of the information is contained in the files of the related Chapter 11 cases of the Company's parent, Trenwick Group Limited, that bears Case No. 03-12636, and of Trenwick America Corporation that bears Case No 03- 2635. You may access information that is on file at the Bankruptcy Court electronically by using the PACER system through a website at http://pacer.psc.uscourts.gov/ and following the instructions on that website and you are urged to do so.

About LCC

         LCC is a recently formed investment partnership whose members are Costa Brava Partnership III, LP, a Delaware limited partnership, and White Bay Capital Management LLC, a Delaware limited liability company. The general partner of Costa Brava Partnership III, LP is Roark, Rearden & Hamot LLC, a Delaware limited liability company whose sole member and manager is Seth W. Hamot. Andrew
R. Siegel is the sole member and manager of White Bay Capital Management. Neither LCC nor any of the other above parties is affiliated with LaSalle Re Holdings Limited or any other insurance company.

The Offer

         The Offer is for all of the outstanding Preferred Shares. The Offer is subject to certain conditions that are outlined in the Offer to Purchase, including a condition that a regulatory consent be obtained. LCC has reserved the right further to amend the Offer from time to time.

         The Offer will remain open until midnight, February 18, 2005, New York City time.

         You are urged to review the Amended and Restated Offer to Purchase carefully, since this letter only briefly mentions selected relevant information. The Offer to Purchase also describes the procedures that you must follow if you wish to tender your Preferred Shares and describes the procedures that you must follow to withdraw your Preferred Shares after you have tendered them.

         For more information regarding the Offer, contact Georgeson Shareholder Communications, Inc. at 17 State Street, 10th Floor, New York, NY 10004, (866) 295-8105 or (212) 440-9800.

                                          LASALLE COVER COMPANY, LLC


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